Exhibit 99.1
Perion Completes Acquisition of Conduit’s ClientConnect
Creating a Leading Provider of Digital Solutions for Publishers

Tel Aviv and San Francisco – January 2, 2014 – Perion Network Ltd. (NASDAQ: PERI), today announced the completion of the acquisition of Conduit’s ClientConnect business (“ClientConnect”) in an all-stock transaction, creating a leading data-driven technology company with a proven lifecycle management platform that provides distribution, monetization and analytics solutions to publishers.

Josef Mandelbaum, Perion’s CEO, commented, “This transaction uniquely positions Perion as a leader in the software distribution ecosystem. Combined, we are focused on providing a variety of intelligent data-driven solutions to help publishers increase distribution and monetize their apps. Our vast network of developer partners, our many end users and our shareholders will benefit from our increased scale, driving exceptional reach and strong market recognition as we emerge today as one of the largest global digital distribution and product company in the world.”

“Our combined financial strength also enables us to significantly expand our investment in the mobile space and data analytics, two areas we believe will serve as the foundation for our top and bottom-line growth in the years to come. This is the start of an exciting new day for Perion. We have evolved from a small, product-focused company to a platform-based industry leader with a range of revenue streams and valuable expertise which will lead to incremental opportunities in the future. We welcome the employees, shareholders and customers of ClientConnect to Perion.”

Conduit spun off its Client Connect business, which includes its monetization and distribution platform for publishers and developers. The spun-off company has become a wholly owned subsidiary of Perion, which issued approximately 54.8 million shares to ClientConnect’s selling shareholders, and approximately 2.8 million options to ClientConnect’s option holders, based on Perion’s fully diluted share count at closing. Perion is now owned approximately 81% by the existing Conduit shareholders and option holders and 19% by existing Perion shareholders and option holders, on a fully diluted basis.

Perion’s shareholders overwhelmingly voted in favor of the acquisition of ClientConnect in November 2013. Various standstill provisions were put in place for major shareholders and no single shareholder owns more than 15% of the shares outstanding post-closing. Key shareholders include Benchmark Capital and JPMorgan Chase & Co. All former ClientConnect shareholders will be subject to contractual lock-up provisions prohibiting any public resale of their Perion shares for a period of six months and imposing conditional resale restrictions in the subsequent 18-month period.

About Perion Network Ltd.

Perion powers innovation. Perion is a global media and internet company, providing online publishers and app developers advanced technology and a variety of intelligent data-driven solutions to monetize their application or content and expand their outreach to larger audiences. Our CodeFuel line of products is a leading self-service platform with simple integration and robust, built-in analytics that empower digital businesses to optimize distribution and maximize revenue. Since 2000, Perion has developed innovative software applications for both desktop and mobile platforms, including Incredimail, Smilebox and SweetIM. Our success in this space, has positioned us to best understand the needs of publishers, and enable developers to focus exclusively on creating high-quality digital product and content. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the proposed transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012 and the Proxy Statement of the Company filed with the SEC on October 15, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.